Exhibit 21.1

Peerless Systems Corporation Wholly-Owned Subsidiaries

Entity	State of Organization
Peerless Asset Management Inc.	Delaware
Locksmith Capital Advisors Inc.	Delaware
Peerless Value Opportunity Fund	Deleware